 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES FIRST QUARTER 2016 CONFERENCE CALL DETAILS AND REMINDER OF UPCOMING ANNUAL GENERAL MEETING

CALGARY, ALBERTA (May 2, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its first quarter operational and financial results at 12:05 am MT / 2:05 am ET on May 13, 2016. Additionally, Bellatrix will host a conference call to discuss its first quarter results on May 13, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until May 20, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 97208379 followed by the pound sign.

Bellatrix will hold its annual general meeting on May 18, 2016 at 3:00 pm MT in the Britannia Room of the Westin Hotel located at 320 – 4th Avenue SW, Calgary, Alberta.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com